DENMARK BANCSHARES, INC.

EXHIBIT 11.1

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2011	2010	2009
Net income	$3,611,286	$3,441,686	$878,323
Weighted average shares outstanding	118,917	118,917	119,002
Net income per share	$30.37	$28.94	$7.38